Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SWISHER HYGIENE INC.

June 2, 2014

Swisher Hygiene Inc., a Delaware corporation (the "Corporation"), pursuant to Section 242 of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

1. This amendment to the Amended and Restated Certificate of Incorporation herein certified has been duly adopted and approved by the Board of Directors of the Corporation at a meeting thereof and by the requisite number of shares of the Corporation at an annual meeting of the Corporation’s stockholders in accordance with Section 242 of the DGCL.

2. The Amended and Restated Certificate of Incorporation is amended so that the text of Article FOURTH A. is amended and restated by deleting the first paragraph in its entirety and replacing it with the following two paragraphs:

“FOURTH.  A.  The total number of shares of all classes of stock which the corporation shall be authorized to issue is 610,000,000 shares, consisting of 600,000,000 shares of common stock, par value $.001 per share (herein called “Common Stock”) and 10,000,000 shares of preferred stock, par value $.001 per share (herein called “Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each ten (10) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive a fractional share of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder's Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the NASDAQ Stock Market as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above."

3. Except as expressly set forth herein, the remaining paragraphs of the Corporation’s Amended and Restated Certificate of Incorporation shall not be amended, modified, or otherwise altered and shall remain in full force and effect.

4. This Certificate of Amendment shall be effective at 12:01 am Eastern Time on June 3, 2014.

           IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer this 2nd day of June, 2014

SWISHER HYGIENE INC.

By:	/s/ William T. Nanovsky
Name: William T. Nanovsky
Title: Senior Vice President and Chief Financial Officer